

May 1, 2013

Via E-Mail
Dr. Rui Feng
Chief Executive Officer
Silvercorp Metals, Inc.
Suite 1378-200 Granville Street
Vancouver, BC Canada V6C 154

   Re: **Silvercorp Metals, Inc.**
       Form 40-F for Fiscal Year Ended March 31, 2012
       Filed June 29, 2012
       Response dated April 12, 2013
       File No. 001-34184

Dear Dr. Feng:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F

Exhibit 99.1

Item 5 Mineral Properties, page 27

1. We note your response to our prior comment 2. Please explain to us if you are able to deplete your disclosed reserves by your fourth quarter production to correspond to your fiscal year end, or, provide additional disclosure such that readers are able to make this determination.

2. We note your response to our prior comment 6. Additionally we note that you include materials identified as currently inaccessible or non-viable in your mineral resource tabulation. Our understanding of a mineral resource as defined under Canadian National

Instrument 43-101 is that mineral resources must have a reasonable likelihood of economic extraction. Please explain how this portion of your mineral resource has a reasonable likelihood of economic extraction.

Form 6-K filed May 23, 2012

Exhibit 99.2

Management's Discussion and Analysis

4. Fiscal Year 2012 Operating Performance

(vi) Cash and Total Cost per Ounce of Silver (Gold for the BYP mine), page 4

3. We have read your response to our prior comment 9. We note you present the non-IFRS measures of total production cost per ounce of silver of $(3.25) and cash cost per ounce of Silver of $(5.13), both computed by deducting by-product lead, zinc and gold sales (the "non-IFRS measures"). In calculating these non-IFRS measures, we believe the reduction for by-product revenues is not appropriate because it materially distorts your actual production costs. In this regard, your presentation suggests you incurred no mining costs for silver, which in actuality is not the case. We can appreciate your desire to convey the notion that by-product revenues were sufficient to offset your costs; however, you should consider describing that in a manner so as to avoid presenting the non-IFRS measures. We believe the significance of by-product revenues can be described textually in a manner that investors can understand without presenting the non-IFRS measures. Please amend your Form 40-F as appropriate.

4. We note your response to our prior comment 11. Considering production data, moisture content, and other factors please supplementally provide a detailed reconciliation of the fiscal year ended March 31, 2011 production numbers disclosed in your MD&A to the revised chart provided in your response. Please provide for each mine or group of mines to correspond to your MD&A.

Exhibit 99.3

Financial Statements

Notes to Financial Statements

1. Significant Accounting Policies

(f) Revenue Recognition, page 8

5. We note your response to our prior comment 14. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please disclose in future filings, including any amendment to this Form 40-F, how you account for and classify the income from the non-silver sales. Your disclosure should include how you account for these products (i.e. by-product accounting or co-product accounting etc.).

k) Mineral Rights and Properties, page 9

6. We note your response to our prior comment 15. It appears to us that obtaining a mining permit does not sufficiently meet the requirement that you have demonstrated technical feasibility and commercial viability. Please revise your accounting policy in your amended Form 40-F or show us how you determined that have demonstrated technical feasibility and commercial viability prior to obtaining a mining permit and how your accounting policy is appropriate.

28. Transition to IFRS, page 39

7. We note your response to our prior comment 28 did not fully address the mandatory exceptions applied upon the adoption of IFRS. Please specifically address how you applied the mandatory exception as outlined in paragraph 14 of IFRS 1 in your amended Form 40-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel, Staff Accountant, at 202-551-3727 or Raj Rajan, Senior Staff Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman with any engineering questions at 202-551-3610. .

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining